Exhibit 99.1

argenx announces publication in Nature Medicine of preclinical data supporting the therapeutic potential of SIMPLE AntibodyTM  ARGX-116 for the treatment of dyslipidemia

-anti-ApoC3 antibody developed as part of research collaboration with Staten Biotechnology-

- Stems from argenx’s Innovative Access Program-

August 23, 2017

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the publication in Nature Medicine of preclinical data on ARGX-116 inhibiting ApoC3, a metabolic target correlated with blood lipid levels, that provide further rationale for the therapeutic potential of anti-ApoC3 SIMPLE AntibodyTM ARGX-116 for the treatment of dyslipidemia.

Data published by argenx collaborator Dr. Daniel Rader, M.D. from Staten Biotechnology and the University of Pennsylvania demonstrate that ARGX-116 accelerates ApoC3 clearance and lowers triglyceride-rich lipoproteins (TRL) in mouse models, signifying a potential protective mechanism. These data could translate to a possible approach to reduce ApoC3 levels and circulating TRL burden in vivo, with therapeutic potential in triglyceride metabolism related diseases like dyslipidemia.

“The published data continue to support our rationale to evaluate ARGX-116 in dyslipidemia based on the clear correlation between the presence of ARGX-116 and reduced circulation of ApoC3,” commented Hans de Haard, Chief Scientific Officer of argenx.” Our collaboration with Staten and the ongoing development of ARGX-116 is a result of our strategic mission under our Innovative Access Program to collaborate with emerging biotechnology companies and gain access to novel targets that could broaden our pipeline. We are excited to further explore with Staten the potential of ARGX-116 as a potentially innovative and differentiated approach for treating dyslipidemia.”

A link to the abstract can be accessed here.

About ApoC3

ApoC3 is a protein with several modes of action: it inhibits very-low-density-lipoprotein uptake by the liver and it inhibits the activity of lipoprotein lipase leading to high levels of lipoproteins and triglycerides. Loss of function mutations in ApoC3 leads to reduced incidence of vascular and heart diseases. This supports the potential of the anti-ApoC3 antibody to act as a key molecule in dysplipidemia management.

About Staten

Staten Biotechnology B.V aims to develop novel and innovative strategies for the treatment of dyslipidemia, namely in the triglyceride space. Staten was incorporated in 2014 by world experts in dyslipidemia, Paul da Silva Jardine, Daniel Rader and Alan Tall. Daniela Couto is the Managing Director. argenx began its collaboration with Staten in 2015 as part of a research collaboration through argenx’s Innovative Access Program. Under the terms of the collaboration, Staten will be responsible for additional development of ARGX-116.

About the Innovative Access Program

Through our Innovative Access Program (IAP), argenx is able to serially collaborate closely with academic experts and small biotech companies, bringing antibody discovery technologies to the heart of novel target research. Through the IAP we provide our collaborators with access to our technologies for the development of antibodies to help validate novel targets. In return, argenx is granted early access to these targets. The diversity of argenx’s SIMPLE AntibodyTM immune repertoire streamlines target validation and has the potential to transform novel proteins into next generation therapeutic antibody programs.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy, including under the Innovative Access Program; and including statements regarding the encouraging preclinical data of ARGX-116, the potential implications of these data for the future development of ARGX-116, and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans related to ARGX-116. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s initial U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.